UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CPFL ENERGIA S.A.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

126153105*

(CUSIP Number)

Wang Xinglei

State Grid International Development Limited

No. 8 Xuanwumennei Street, Xicheng District

Beijing, 100031

China

+86-10-60616621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The CUSIP number provided is for the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares, without par value.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Corporation of China
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016, in the Report of Foreign Private Issuer on Form 6-K of CPFL Energia S.A., a corporation (sociedade por ações) incorporated and existing under the laws of the Federative Republic of Brazil ( (the “Issuer”) furnished to the United States Securities and Exchange Commission on November 14, 2016 (the “Form 6-K”).

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Overseas Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid International Development Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Overseas Investment (Europe) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS International Grid Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS Top View Grid Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Brazil Power Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

(i) State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China (“SGCC”), (ii) State Grid Overseas Investment Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“State Grid Overseas”), (iii) State Grid International Development Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SGID Co.”), (iv) State Grid Overseas Investment (Europe) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“State Grid Europe Overseas”), (v) State Grid International Development Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“SGID”), (vi) International Grid Holdings Limited, a corporation organized and existing under the laws of the British Virgin Islands (“International Grid Holdings”), (vii) Top View Grid Investment Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Top View Grid”), (viii) State Grid Brazil Power Participações Ltda., a limited liability company (sociedade limitada) organized and existing under the laws of the Federative Republic of Brazil (“State Grid Brazil”, and all of the foregoing, collectively, the “Reporting Persons”), hereby file this Amendment No. 1 (this “Amendment”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 23, 2017 (the “Original 13D”, and as amended hereby, the “Schedule 13D”), with respect to the common shares, without par value (the “Common Shares”), of CPFL Energia S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (the “Issuer”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following information:

The per Common Share price to be offered in the Tender Offer will be paid in cash and will be R$25.51, (i) plus interest accrued at the Selic rate from January 23, 2017 until the settlement date for the Tender Offer, (ii) reduced by the amount of dividends or interests on shareholders equity declared by the Issuer from January 23, 2017 until the expiration date of the initial offering period and (iii) adjusted to reflect any change in the number of Common Shares caused by stock splits, reverse splits, share dividends and/or other similar corporate transactions carried out by the Issuer from the date of the Tender Offer document until the expiration date of the initial offering period. The per share price to be offered in the Subsidiary Tender Offer will be paid in cash and will be R$12.20, (i) plus interest accrued at the Selic rate from January 23, 2017 until the settlement date for the Subsidiary Tender Offer, (ii) reduced by the amount of dividends or interests on shareholders equity declared by CPFL Energias Renováveis S.A. from January 23, 2017 until the expiration date of the initial offering period and (iii) adjusted to reflect any change in the number of shares of CPFL Energias Renováveis S.A. caused by stock splits, reverse splits, share dividends and/or other similar corporate transactions carried out by CPFL Energias Renováveis S.A. from the date of the Subsidiary Tender Offer document until the expiration date of the initial offering period.

As of the date of this filing, neither the Tender Offer nor the Subsidiary Tender Offer has commenced. The Reporting Persons currently expect that the Tender Offer and the Subsidiary Tender Offer will commence following completion of applicable registration requirements in Brazil.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following information:

On February 15, 2017, State Grid Brazil sent a letter to the board of directors of the Issuer (i) stating that (A) the Reporting Persons intend to seek to cause the deposit agreement with respect to the Issuer’s ADSs to be terminated, the Issuer to delist from the NYSE and the Issuer to deregister as a public company in the United States and (B) the Reporting Persons intend to seek to cause the Issuer, in connection with the Tender Offer, to deregister as a Category A issuer in Brazil and delist from the Novo Mercado Special Listing Segment of BM&FBOVESPA in Brazil, (ii) requesting among other things that, in connection with the Tender Offer, the Issuer take all measures necessary to enable the shareholders of the Issuer to choose an appraiser to prepare an independent appraisal report with respect to the Issuer as required by Brazilian law and decide upon the deregistration of the Issuer as a Category A issuer in Brazil and the delisting of the Issuer from the Novo Mercado Special Listing Segment of BM&FBOVESPA. The Tender Offer has not yet commenced. The timing for the termination of the deposit agreement with respect to the Issuer’s ADSs, the Issuer’s delisting from the NYSE and the Issuer’s deregistration as a public company in the United States has not yet been determined.

On February 15, 2017, State Grid Brazil also sent a letter to the board of directors of CPFL Energias Renováveis S.A., (i) stating that the Reporting Persons intend to seek to cause CPFL Energias Renováveis S.A., in connection with the Subsidiary Tender Offer, to deregister as a Category A issuer in Brazil and delist from the Novo Mercado Special Listing Segment of BM&FBOVESPA in Brazil and (ii) requesting among other things that, in connection with the Subsidiary Tender Offer, CPFL Energias Renováveis S.A. take all measures necessary to enable the shareholders of CPFL Energias Renováveis S.A. to choose an appraiser to prepare an independent appraisal report with respect to CPFL Energias Renováveis S.A. as required by Brazilian law and decide upon the deregistration of CPFL Energias Renováveis S.A. as a Category A issuer in Brazil and the delisting of the Issuer from the Novo Mercado Special Listing Segment of BM&FBOVESPA. The Subsidiary Tender Offer has not yet commenced.

At the General Shareholders Meeting of the Issuer held on February 16, 2017, the following State Grid Brazil nominees: Yuhai Hu, Daobiao Chen, Yang Qu, Yumeng Zhao, Andre Dorf and Antonio Kandir, were elected as directors of the Issuer; Yuehui Pan, Ran Zhang, Luiz Augusto Marques Paes were elected members of the fiscal board of the Issuer, and Chenggang Liu, Jia Jia, and Reginaldo Ferreira Alexandre were elected alternate members of the fiscal board of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017

STATE GRID CORPORATION OF CHINA

By:	/s/ Shu Yinbiao
	Name:	SHU YINBIAO
	Title:	CHAIRMAN

STATE GRID OVERSEAS INVESTMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

INTERNATIONAL GRID HOLDINGS LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

TOP VIEW GRID INVESTMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated February 1, by the Reporting Persons.*

2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*

3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*

4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*

5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*

6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*

7	Power of Attorney, dated January 5, 2017, by State Grid International Development Co., Ltd., State Grid International Development Limited, International Grid Holdings Limited, Top View Grid Investment Limited and State Grid Brazil Power Participações Ltda.*

8	Power of Attorney, dated January 5, 2017, by State Grid Overseas Investment Limited and State Grid Overseas Investment (Europe) Limited.*

*	Filed with the Original 13D on February 1, 2017.